Exhibit (a)(1)(S)

January 18, 2007

Special Committee of the Board of Directors of ElkCorp
c/o Mark Gordon, Esq.
Wachtell Lipton Rosen & Katz
51 West 52nd Street
New York, NY 10019

Ladies and Gentlemen:

        This is to advise you that BMCA, through its acquisition subsidiary, has raised its tender offer price this morning from $40 to $42 per share cash consideration for all Elk shares, effectively superseding BMCA's previous tender offer. In addition, J.P. Morgan Securities has joined our bank consortium with Deutsche Bank and Bear Stearns, and we have financing commitments, in the form you requested, sufficient to fund the full price of the transaction.

        We were again disappointed by your announcement on Tuesday that you have entered into a revised merger transaction with Carlyle, with Elk's CEO to be a partner in the buyout group, without notice to BMCA affording it the opportunity to increase its bid. As you know, we were, until the Tuesday announcement, making substantial progress toward a mutually acceptable merger agreement, had received revised financing commitments in the form you requested, and performed due diligence. In the latter connection, as a result of the hard work of my BMCA colleagues and their Elk counterparts, working sometimes around the clock over the past two weeks, we have managed to finish a substantial portion of the same due diligence that Carlyle had been working on for some months.

        We believe that the action taken by Elk on Tuesday represents an attempt to prematurely terminate the auction process. At the same time, Elk unilaterally terminated the due diligence process. The fact that we are in a competitive situation only underscores our need for the balance of the due diligence information so that we can participate on a level playing field and have the opportunity to maximize value for Elk shareholders.

        Based upon BMCA's increased tender offer price, our offer is clearly superior to Carlyle's revised offer, and we urge that the due diligence process be resumed so as to enable BMCA to eliminate certain tender offer conditions, as BMCA and Elk had already agreed subject to satisfactory completion of due diligence. We are highly committed to this transaction and stand ready to conclude a mutually agreeable negotiated transaction at the earliest possible time.

Sincerely,

Robert B. Tafaro President and Chief Executive Officer
cc:
Mr. Thomas D. Karol, CEO
Mr. Lee Lebrun, UBS